GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue, Los Angeles, California 90071-3197
(213) 229-7000

www.gibsondunn.com

September 8, 2005

Direct Dial 213-229-7207	Client Matter No. 94515-00038
Fax No. 213-229-6207

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:
ValueClick, Inc.
Registration Statement on S-4 filed August 24, 2005
File No. 333-127804

  Fastclick, Inc.
  Schedule TO-T filed August 24, 2005 by ValueClick, Inc.
  File No. 005-80942

Dear Mr. Duchovny:

        On behalf of ValueClick, Inc., a Delaware corporation (the "Company"), we transmit herewith Amendment No. 1 to the Company's Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission (the "Commission") on August 24, 2005 (the "Registration Statement)" and Amendment No. 1 to the Schedule TO-T for Fastclick, Inc. filed by the Company with the Commission on August 24, 2005 (the "Schedule TO"). By this letter, on behalf of the Company, we provide responses to the comments of the staff of the Commission (the "Staff") in its letter dated September 1, 2005 (the "Comment Letter"), relating to the Company's Registration Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text. We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of each of Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Schedule TO as filed on September 8, 2005 in paper format marked to show changes from the Registration Statement, as originally filed, and the Schedule TO, as originally filed, respectively. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has amended the Registration Statement and the Schedule TO to update and supplement other disclosures.

Schedule TO-T

Item 10. Financial Statements

        1.     Please tell us where you have provided the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A. Alternatively, since you have chosen to satisfy Item 10 of Schedule TO by incorporating financial information by reference, please include this disclosure in an appropriate place of the prospectus, as required by Item 1010(c)(4) of Regulation M-A. Also, disclose the effect of the transaction on that ratio as required by Item 1010(b)(2) of Regulation M-A.

        In response to the Staff's comment, we have revised the disclosure on pages 10, 11 and 14 of the prospectus and in Items 10(a) and 10(b) of Schedule TO.

Form S-4

Prospectus Cover Page

        2.     We note on page 64 that Fastclick's underwriters agreed to waive the provisions of the lock-up agreements relating to Fastclick's initial public offering. Please clarify that this condition has been satisfied in this cover page and in the summary section.

        In response to the Staff's comment, we have revised the disclosure on the prospectus cover page and page 1 of the prospectus.

Summary, page 1

        3.     Please revise the expiration date of your offer as set forth in the section "Timing of the Offer" (September 21, 2005) to correspond with the expiration date elsewhere in your filing (September 22, 2005).

        In response to the Staff's comment, we have revised the disclosure on page 1 of the prospectus.

Background of the Offer, page 36

        4.     Refer to the second paragraph on page 37. Please revise to expand your disclosure with respect to the discussions described rather than simply state that discussions took place. Also apply this comment to the seventh paragraph on this page and any other similar disclosure.

        In response to the Staff's comment, we have revised the disclosure on pages 37, 38, 39 and 40 of the prospectus.

        5.     Please disclose the possible exchange ratio discussed during the July 1, 2005 discussion described in the last paragraph of page 37.

        In response to the Staff's comment, we have revised the disclosure on page 37 of the prospectus.

        6.     Please revise your disclosure to explain the reference to Rule 145 affiliate letters on page 39.

        In response to the Staff's comment, we have revised the disclosure on page 39 of the prospectus.

        7.     Expand your disclosure to describe the negotiation of the shareholder exchange agreements first drafted on July 25, 2005.

        In response to the Staff's comment, we have revised the disclosure on page 39 of the prospectus.

Conditions of the Offer—Additional Conditions, page 50

        8.     Refer to the conditions in clauses (2) and (3) in the first bullet point in this section. Each condition appears to be subject to your determination of materiality based on your sole judgment. Please revise your offer materials to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

        In response to the Staff's comment, we have revised the disclosure on pages 50 and 52 of the prospectus.

Conditions of the Offer—General, page 52

        9.     Refer to the first and third clause in the last sentence in the first paragraph of this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm that Valueclick will not tacitly waive a condition by failing to assert it.

        In response to the Staff's comment, we hereby confirm that the Company will not tacitly waive a condition by failing to assert such a condition. We supplementally advise the Staff that the Company will comply with Release No. 34-24296 (April 3, 1987) should it decide to waive a condition.

Interests of Certain Persons in the Offer, page 60

        10.   Please revise the sections "Stock Options" and "Other Change of Control Arrangements" to quantify the value to be realized by Fastclick officers and directors as a result of the acceleration of the option vesting periods and the value of any change of control payments that Fastclick officers may receive as a result of the change of control that the current transaction will effect.

        In response to the Staff's comment, we have revised the disclosure on pages 60, 61 and 62 of the prospectus.

Additional Information—Where You Can Find Additional Information, page 103

        11.   While we recognize that any documents you files pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or otherwise.

        On behalf of the Company,we hereby confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or otherwise.

Exhibits 5.1, 8.1 and 8.2

        12.   Please file the legal and tax opinions.

        In response to the Staff's comment, we have filed the legal and tax opinions as exhibits to Amendment No. 1 to the Registration Statement.

Exhibit 99.7

        13.   We note your statement in the last paragraph of page 2 that you disclaim any obligation to update or revise any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please confirm that you will avoid using this statement in all future communications.

        We hereby supplementally confirm that the Company will comply with Rule 14d-3(b) and any other securities laws requiring disclosure of material changes in information and will refrain from making any statements to the contrary.

        Please contact me at (213) 229-7207, Joshua A. Kreinberg at (213) 229-7775 or Bradford P. Weirick at (213) 229-7765 with any questions regarding the foregoing responses.

Very truly yours,
/s/ RAYAN R. JOSHI Rayan R. Joshi
cc:
Scott P. Barlow, ValueClick, Inc.
Scott H. Ray, ValueClick, Inc.
Bradford P. Weirick, Esq, Gibson, Dunn & Crutcher, LLP
Joshua Kreinberg, Esq, Gibson, Dunn & Crutcher, LLP